May 1, 2007
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Matthew J. Benson

Re:	SEMCO Energy, Inc.
Preliminary Proxy Statement on Schedule 14A
Date Filed: March 30, 2007
File No. 1-15565
Dear Mr. Benson:
     This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter dated April 23, 2007 (the “Comment Letter”) to George A. Schreiber, Jr. of SEMCO Energy, Inc.(the “Company”), with respect to the above-referenced Preliminary Proxy Statement. We are authorized by the Company to provide the responses contained in this letter on their behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.
     For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. We are also sending a courtesy copy of this letter to you by Federal Express.

Securities and Exchange Commission
May 1, 2007

Opinions of Our Financial Advisors, page 30
1.	We note the disclosure under the caption “Miscellaneous” on page 35 indicating that you have agreed to pay Credit Suisse an aggregate fee of approximately $7.0 million for its financial advisory services in connection with the transaction. We also note that a portion of this amount was paid in connection with the exchange agreement and a significant portion is contingent upon the consummation of the exchange. Please revise this disclosure to clearly state the amount that has been paid and the amount that is contingent upon the consummation of the exchange.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 26 of the proxy statement.
2.	We note that BB&TCM has rendered an opinion that the Preferred Stock Exchange Consideration has a fair value that is not less than the fair value of the Series B Preferred stock. Please revise your discussion of the summary of financial analyses to elaborate upon how these analyses assisted BB&TCM in arriving at its opinion. For example, we presume that the Comparison of Transaction Consideration to Historical Prices analysis relates solely to the separate opinion BB&TCM provided as to the fairness of the Common Stock Exchange Consideration, however, it is not clear which of these analyses, if any, relates to the opinion rendered for the Series B Preferred Stock Consideration and how such analyses assisted BB&TCM in arriving at its opinion. If none of the financial analyses you have summarized assisted BB&TCM in arriving at its opinion as it relates to the Series B Preferred Stock, please elaborate upon the financial analyses relied upon in arriving at its opinion.
Response:
     In response to the Staff’s comment, we have added additional disclosure on pages 32 and 33 of the proxy statement to describe in more detail the material financial analyses performed by BB&TCM in connection with rendering its opinion with respect to the Series B Preferred Stock.
The Exchange Agreement, page 57
3.	We note your disclosure that the Exchange Agreement is “not intended to be a source of factual, business or operational information about us, Cap Rock Holding or parent.” We further note your disclosure that the representations and warranties in the Exchange Agreement “should not be relied upon by any other person” and that the representations and warranties were made “solely for the purposes of the contract between us and Cap Rock Holding and Parent...”

Securities and Exchange Commission
May 1, 2007

Please revise to remove any potential implication that the referenced Exchange Agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.
Response:
     In response to the Staff’s comment, we have deleted certain provisions on page 45 of the proxy statement which may give rise to the potential implication that the referenced Exchange Agreement, or any description of its terms, does not constitute public disclosure under the federal securities laws.
* * * *
     In connection with responding to the comments of the Staff, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and that the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (804) 697-1202.

Very truly yours,
/s/ R. Mason Bayler, Jr.

R. Mason Bayler, Jr.

cc:	Mr. George A. Schreiber, Jr. Mr. Peter F. Clark, Esq.